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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*
                                          ---

                                  Syntel Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   87162H103
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                                 (CUSIP Number)


                 Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                      525 East Big Beaver Road, Suite 300
                                Troy, MI  48083
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 2, 2005
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)
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CUSIP No. 87162H103
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
     Bharat Desai

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)
     N/A

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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization
     United States of America

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                7.  Sole Voting Power
  Number of         4,351,800

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        19,770,850*

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         4,351,800

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            19,770,850*

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     24,122,650*

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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.5%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN

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* - The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997 (the "Saahill I Trust"), (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997 (the "Pia I Trust"), (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004
(the "Neerja Trust"), (iv) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 (the "Saahill II Trust"), and (v) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997 (the "Pia II Trust"), over each of which Mr. Desai acts as co-trustee. Mr. Desai disclaims beneficial ownership of the 19,770,850 shares held by the Saahill I Trust, the Pia I Trust, the Neerja Trust, the Saahill II Trust and the Pia II Trust, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee.
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--------------------------------------------------------------------------------

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
         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, on behalf of Bharat Desai (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 1, Mr. Desai is deemed to beneficially own an aggregate of 24,122,650 shares of Common Stock, which represents approximately 59.5% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on October 25, 2004 as reported in Syntel's most recently available Quarterly Report on Form 10-Q. Mr. Desai disclaims beneficial ownership of an aggregate of 19,772,650 shares held by the Saahill I Trust, the Pia I Trust, the Neerja Trust, the Saahill II Trust, the Pia II Trust and certain other trusts for which Mr. Desai acts as co-trustee.

(b) Mr. Desai has sole power to vote, direct the vote, dispose or to direct the disposition over 4,351,800 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 19,770,850 shares of Common Stock. Mr. Desai shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Parashar Ranade, as co-trustees of the Saahill I Trust, the Pia I Trust, the Neerja Trust, the Saahill II Trust, and the Pia II Trust. Mr. Ranade's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33139. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.

(c) On February 2, 2005, the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 terminated in accordance with its terms. The co-trustees of the trust distributed the remaining principle and income, including 4,000,000 shares of Common Stock, to Mr. Desai as the beneficiary of the trust. As a result, Mr. Desai has sole voting and dispositive power over the 4,000,000 shares, which has been reflected in the response to Item 5(b) above.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated as follows:

Exhibit 1 Neerja Sethi Irrevocable Trust Agreement For Descendants dated February 28, 1997 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 10, 2005).

Exhibit 2 Neerja Sethi Irrevocable Trust Agreement For Descendants dated May 17, 1997 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 10, 2005).

Exhibit 3 Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 10, 2005).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated:  February 14, 2005

                                                     /s/ Bharat Desai
                                                     ---------------------------
                                                     Bharat Desai